

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 22, 2021

Lynn J. Good
Chief Executive Officer
Duke Energy Progress, LLC
410 South Wilmington Street
Raleigh, North Carolina 27601-1748

Karl W. Newlin
Manager, President, Treasurer and Chief Financial Officer
Duke Energy Progress NC Storm Funding LLC
410 South Wilmington Street
Raleigh, North Carolina 27601-1748

> **Re:** **Duke Energy Progress, LLC**
> **Duke Energy Progress NC Storm Funding LLC**
> **Registration Statement on Form SF-1**
> **Filed September 3, 2021**
> **File Nos. 333-259315 and 333-259315-01**

Dear Ms. Good and Mr. Newlin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

General

1. We note your disclosure on page 82 and elsewhere regarding the conditions of issuance of additional storm recovery bonds by the issuing entity. Please confirm that additional

Lynn J. Good
Duke Energy Progress, LLC
Karl W. Newlin
Duke Energy Progress NC Storm Funding LLC
October 22, 2021
Page 2

issuances of securities issued by the issuing entity will be registered on separate registration statements.

Security for the Storm Recovery Bonds

Pledge of Collateral, page 82

2. We note that, in addition to the recovery property, property in the collection account and all of its subaccounts will also secure the bonds, including "cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page 2

3. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Please contact Arthur Sandel at (202) 551-3262 with any other questions.


Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance


cc: Adam O'Brian, Esq., Hunton Andrews Kurth LLP
        Michael Fitzpatrick, Esq., Hunton Andrews Kurth LLP